Exhibit 99.1

Hi everyone,

My name is Laine Capshaw and I’m on the acquisitions team here at Masterworks.

I am pleased to announce our latest offering, a painting by the abstract artist, Stanley Whitney. Since his 2015 survey exhibition at the Studio Museum in Harlem, Whitney has received broader recognition and an increased presence at auction, particularly in recent years.

To provide investment quality paintings by the artist, our acquisitions team has reviewed 70 examples of Whitney’s works from around the world, many of which are priced in excess of $1 million. Of these examples, this is the second we have selected to be offered on the Masterworks platform.

The Current offering is titled “xMxoxrxnxixnxgx xBxixrxdx” and was completed by the artist in 2022. The square, large-format composition of the Painting arranges blocks of vibrant color in a deliberately irregular grid, which are stacked vertically and separated by horizontal bands. Examples similar to the Painting are held in notable public collections, including the Metropolitan Museum of Art and the Studio Museum of Harlem in New York, among others.

As of November 2022, only four examples identical in size to the Painting have sold at auction and achieved prices in excess of $1 million. Two of these works are: “SunRa” (2016), which sold for nearly $1.3 million at Sotheby’s, Hong Kong in October of 2022, and “Light a New Wilderness” (2016), which sold for $725,000 at Christie’s, London in June of 2021.

Between May 2018 and October 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 59.6%.